

July 10, 2012

<u>Via Facsimile</u>
Mr. Stephen P. Bishop
SeaCube Container Leasing Ltd.
1 Maynard Drive
Park Ridge, New Jersey 07656

> **Re: SeaCube Container Leasing Ltd.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 2, 2012**
> **Form 10-Q for the Period Ended March 31, 2012**
> **Filed May 8, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 12, 2012**
> **File No. 1-34931**

Dear Mr. Bishop:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>General</u>

1. Your "Company Data" within Edgar does not reflect your current fiscal year end of December 31st. Please revise your information within Edgar accordingly.

<u>Front Cover Page</u>

2. In future filings, please include on the cover page of your annual report the items required by Form 10-K, including your telephone number, as well as indicate whether your securities are registered pursuant to either Section 12(b) or 12(g) of the Securities Exchange Act of 1934.

Risk Factors, page 10

Our inability to service our debt obligations or to obtain additional financing as needed would have a material adverse effect…, page 22

3. In future filings, please consider revising this risk factor disclosure to provide shareholders with a greater understanding of how the size of your current debt obligations and your prospect of increasing capital expenditures through additional borrowings may affect your financial position if you are unable to generate sufficient cash flows to meet these obligations. For example, as disclosed in your consolidated balance sheet, the size of your total assets marginally exceeds your total liabilities. Risk factor disclosure should be tailored to address the specific nature of your business.

Management's Discussion and Analysis

Results of Operations, page 34

4. In your discussion of finance revenue for the year ended December 31, 2011 compared to the year ended December 31, 2010, you state that the increase in finance revenue was the result of new investments that were made in excess of the amortization of the current lease portfolio. Please further explain in your disclosure why new investments and the amortization of the current lease portfolio impacts finance revenue. Please show us in your supplemental response what the revisions will look like in future filings.

Liquidity and Capital Resources, page 42

General

5. Please clearly disclose the amounts available to borrow under your financing arrangements as of the end of the period. Refer to Item 303(a)(1) of Regulation S-K. Please show us in your supplemental response what the revisions will look like in future filings.

6. Please enhance your liquidity disclosure to address the following:
    - Disclose the amount of foreign cash and short-term investments you have as compared to your total amount of cash and short-term investments as of the latest balance sheet date; and
    - Discuss the fact that if the foreign cash and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.
    Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a. Please show us in your supplemental response what the revisions will look like in future filings.

Covenants, page 47

7. Please disclose the specific terms of debt covenants that you are subject with any required ratios/amounts. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please also retitle EBITDA if it is not computed as is commonly defined and disclose the nature of any additional adjustments made. Please show us in your supplemental response what the revisions will look like in future filings.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

8. Please tell us whether your liabilities as of each balance sheet date include any payables or accruals related to leased equipment. Please confirm that these amounts are not reflected as investing activities in your statements of cash flows until the period a cash payment is made. Please also describe to us the nature of the amounts included in the investment in direct finance leases line item in the investing activities section. Please refer to ASC 230-10-50-3 through 6.

Notes to the Financial Statements

Note 3. Leasing Activity, page F-15

9. Please address the following regarding the classification of your leases:
   - Please tell us whether your leases contain default covenants related to nonperformance. If so, please confirm all the conditions set forth in ASC 840-10-25-14 exist. Otherwise, confirm that you included the maximum amount that the lessee could be required to pay under the default covenant in your minimum lease payments for purposes of applying ASC 840-10-25-1(d);
   - Please tell us whether your leases contain material adverse change clauses. If so, please tell us how this is determined and what potential remedies are available to you as the lessor;
   - Please tell us if your leases contain cross-default provisions. If so, please tell us what consideration you gave to the potential impact of these provisions on your lease classification; and
   - Please tell us if your leases include subjective default provisions. If so, please tell us whether there is any cap on potential remedies that would impact your lease classification.

Refer to ASC 840-10-25-41 through 69.

Note 7. Income Taxes, page F-23

10. The effective tax rate differs from the U.S. federal tax rate of 35% primarily due to lower or nontaxed foreign source operations. In this regard, please disclose the earnings (loss) from continuing operations and income tax provision (benefit) for each country which has significant earnings subject to low tax rates. We believe that this disclosure is consistent with the objectives of Item 303(a)(3)(i) of Regulation S-K. Please show us in your supplemental response what the revisions will look like in future filings.

Note 12. Industry Segment and Geographic Information, page F-29

11. Please separately present domestic revenues as well as revenues for any individual country which has material revenues. Refer to ASC 280-10-50-41. Please show us in your supplemental response what the revisions will look like in future filings.

Form 10-Q for the Period Ended March 31, 2012

General

12. Please address the above comments in your interim filings as well, as applicable.

Management's Discussion and Analysis

Non-GAAP Measures, page 20

13. You present adjusted EBITDA as a supplemental financial measure as a means to evaluate the performance of your business. You believe that, when viewed with GAAP results and the accompanying reconciliation, it provides a more complete understanding of factors and trends affecting your business than the GAAP results alone. It is not clear based on your disclosures why you believe this measure provides useful information regarding your performance. Please expand your disclosures to further explain. Please also disclose any additional purposes for which you use this non-GAAP financial measure. Refer to Item 10(e)(1)(i)(c) and (d) of Regulation S-K. Please correspondingly expand your disclosures in your Forms 8-K when presenting this non-GAAP financial measure. Please show us in your supplemental response what the revisions will look like in future filings.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Executive Compensation, page 18</u>
<u>Elements of Compensation, page 19</u>
<u>Discretionary Cash and Restricted Share Bonus Grants, page 19</u>

14. We note that the bonus amount granted to Mr. Kwok was above the $200,000-$400,000 range provided in Section 1(c) of his employment agreement. We also note that the discussion of the factors considered by the compensation committee is cast in fairly broad terms and does not provide the necessary insight into the compensation committee's decision-making process in granting Mr. Kwok a bonus amount above the range. With a view towards future disclosure, please provide us with a comprehensive discussion of the material factors considered by the compensation committee in arriving at the executives' bonus amounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief